SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/24/13


1. NAME OF REPORTING PERSON
Bulldog Investors,LLC(F/K/A Brooklyn Capital Management),
Phillip Goldstein, Andrew Dakos, and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,020,088

8. SHARED VOTING POWER
703,497

9. SOLE DISPOSITIVE POWER
1,020,088
_______________________________________________________

10. SHARED DISPOSITIVE POWER

703,497

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,723,585 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed October 15, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 9, 2013, there were 34,614,351 shares outstanding as of June 30, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of 12/27/2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,723,585 shares of ZTR (representing 4.98% of ZTR's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,723,585 shares of ZTR include 1,020,088 shares (representing 2.95% of ZTR's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). Mr. Goldstein and the Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,723,585 shares of ZTR beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 703,497 shares (representing 2.03% of ZTR's outstanding shares).

c) During the past 60 days the following shares of ZTR were sold:

Date:		        Shares:		Price:
11/14/13		(18,093)        13.5171
12/18/13		(16,100)	13.7137
12/19/13		(4,030)		13.7560
12/20/13		(10,300)	13.8170
12/23/13		(93,225)	13.9125
12/24/13		(16,100)	13.9592



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/30/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member